

January 24, 2014

<u>Via E-mail</u>
Mr. John A. Garilli
Chief Financial Officer
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, Massachusetts 02114

    Re: Winthrop Realty Trust
    Form 10-K for the fiscal year ended December 31, 2012
    Filed March 13, 2013
    File No. 1-06249

Dear Mr. Garilli:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Monick

          Jennifer Monick
          Senior Staff Accountant